EXHIBIT 99.1

Mer Telemanagement Solutions Ltd. Receives Extension to Regain Compliance With NASDAQ's Minimum Stockholders' Equity Requirement

RA'ANANA, Israel / River Edge, NJ, USA – June 30, 2017 — MTS – Mer Telemanagement Solutions Ltd. (NASDAQ Capital Market: MTSL), a global provider of telecommunications expense management and enterprise mobility management solutions and video advertising solutions for online and mobile platforms, announced today that after submitting its plan to regain compliance with the minimum $2,500,000 in stockholders' equity requirement as set forth in NASDAQ Marketplace Rule 4320(e)(2)(B), it received a notice from the Listing Qualifications Department of NASDAQ advising that it has until August 15, 2017 to regain compliance.

The Company's plan to regain compliance with the minimum stockholders' equity requirement includes the conversion of $1.2 million of outstanding debt owed to the former shareholders of Vexigo Ltd. into equity and a proposed infusion of equity capital, subject to obtaining a tax pre-ruling and to corporate and regulatory approvals. The plan to regain compliance is detailed in the Company's Proxy Statement for its Annual General Meeting of Shareholders to be held on August 13, 2017, that was furnished to the Securities and Exchange Commission on June 29, 2017. Among the items to be voted on at the Annual Meeting is the approval of a proposed equity investment by certain current shareholders of the Company, including certain directors and a former officer. No assurance can be given that the Company will be successful in its efforts to regain compliance.

As previously announced, the Company has until August 21, 2017 to regain compliance with the $1.00 minimum bid price requirement of NASDAQ. If at any time prior to August 21, 2017, the closing bid price of the Company's ordinary shares is at least $1.00 for a minimum of ten consecutive business days, the Company will regain compliance. In the event the Company does not regain compliance, it may be eligible for an additional 180 calendar days' extension to regain compliance. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. Shareholder ratification of a reverse split is also being sought at the August 13, 2017 Annual Meeting.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a provider of video advertising solutions for online and mobile platforms through Vexigo as well as a provider of innovative products and services for telecom expense management (TEM) and enterprise mobility management (EMM).

Vexigo (www.vexigo.com) is a global provider of online video advertising software and services delivering compelling results through a propriety in-house technology and an easy-to-use and very effective publishing platform specifically designed for content publishers.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in Israel, the United States and Hong Kong and through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

Company Contact:

Alon Mualem
CFO
Tel: +972-9-7777-540
Email: Alon.Mualem@mtsint.com